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Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Lucie Holloway
Return fax	+44 20 7282 2811
Reference	Erste Bank, ~~Commission~~ Der Oesterreichischen file no. 82-5066 "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	30/01/2007
No. of pages including this one	9

07020679

SUPPL

Erste Bank Group restates income statement, balance sheet in line with revised IFRS guidelines ahead of full-year 2006 results

PROCESSED

FEB 0 2 2007

THOMSON
FINANCIAL

dlw 1/31

ERSTE BANK

INVESTOR INFORMATION

Vienna, 30 January 2007

Erste Bank Group restates income statement, balance sheet in line with revised IFRS guidelines ahead of full-year 2006 results

In its 2006 financial statements, Erste Bank will report according to revised IAS 19, improve the presentation of its balance sheet and income statement in preparation for IFRS 7, and adapt its segment reporting

REVISION TO IAS 19

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be recognised in the balance sheet.[1]

Previously, Erste Bank Group's actuarial profits and losses were charged to the income statement under the corridor method. By adopting this standard they will now be recognised in the balance sheet.

The adjustments affect personnel costs in the income statement as well as provisions for social benefits (under the other liabilities heading) and total equity on the balance sheet. This revision also has a slightly positive effect on the cost/income ratio and on return on equity.

As a result of this adjustment and taking into account deferred taxes, total equity is reduced by EUR 82 million to EUR 9,364 million and by EUR 82 million to EUR 6,379 million as at 30 September 2006 and 31 December 2005, respectively.

Group net profit after taxes and minorities for the 9-months to 30 September 2066 will increase by EUR 6.1 million to EUR 655.4 million (up by EUR 2.5 million to EUR 511.3 million for three quarters 2005). The cost/income ratio for the third quarter of 2006 improves slightly, by 0.3 percentage points to 59.9% (31 December 2005: minus 0.1 percentage point to 61.7%). Return on equity, based on the revised group net profit, will be 13.3% for the first nine months of 2006 instead of 13.0% (31 December 2005: 19.5% instead of 19.0%).

PREPARATION FOR NEW IFRS 7

Furthermore, in its 2006 financial statements, Erste Bank Group is adapting its balance sheet and income statement for the first three quarters of 2006 and for fiscal year 2005 according to the new IFRS 7 (Financial Instruments: Disclosures), use of which is mandatory as of 1 January 2007. These measures, which in particular call for a more detailed balance sheet and income statement – without affecting the results – will improve transparency and comparability for the periods after 2007.

On the asset side of the balance sheet, the structural change mainly affects financial assets that are now reported in four line items according to their financial category:

- Financial assets – at fair value through profit or loss

[1] Actuarial profits and losses are created by deviations of actual values from the forecast calculation parameters – such as values that deviate from mortality tables.

- Financial assets – available for sale
- Financial assets – held to maturity and
- Investments by insurance companies.

In addition, two lines for the valued-at-equity businesses and tax receivables have been introduced.

On the liabilities side of the balance sheet, the structural change results in the introduction of separate positions for trading liabilities and underwriting provisions as well as tax liabilities.

The income statement has been expanded by three main line items, whose results were previously reported under Other Operating Income. These are the results from financial assets:

- Fair value through profit or loss
- Available for sale and
- Held to maturity

ADAPTION OF SEGMENT REPORTING

As announced at the 2006 Capital Markets Day in Bucharest, BCR will be consolidated as of the fourth quarter 2006. It will also present a new equity allocation in segment reporting as one of the first improvements implemented by the Group Performance Model (GPM) project

The main reasons for the change in equity allocation are:

- The current method allocates the available equity equally to all segments, based primarily on the development of risk-weighted assets (according to "Basel I"). The new equity allocation, however, reflects the actual equity requirements for the credit risk, market risk and operational risk of each segment.
- It will significantly optimise the steering of the Group in terms of the equity – risk – return trade-off, since this new method is based predominantly on the distribution of economic capital and thus goes a long way towards meeting the requirements of Basel II.
- This change in methodology – which also eliminates the effects of locally available equity and effects from the acquisition of subsidiaries (funding costs) from the respective segments – substantially improves the comparability of income trends in the individual segments and enhances transparency.

The most significant change in the new equity allocation is the additional inclusion of operational and market risk in calculating the equity requirement for each segment. According to the previous approach, Erste Bank Group's entire equity was distributed to segments solely on the basis of their assigned risk-weighted assets (credit risk). The new equity allocation approach no longer allocates all the equity available to the Group. Instead, equity allocation to businesses of Erste Bank Group included in the Group accounts follows three main parameters:

- equity requirement for operational risk on the basis of costs,
- equity requirement for credit risk on the basis of risk-weighted assets, and
- equity requirement for market risk, largely on the basis of the appropriate value-at-risk calculations.

This approach takes into account the correlation effects between the risk categories. The difference between the entire amount of equity available and that allocated to the business segments is assigned to the Corporate Center.

ERSTE BANK

One consequence is that the January 2006 capital increase will be neither allocated solely to the Romania segment nor distributed evenly among all the segments, but will be allocated according to the defined equity requirement. In this way, a considerable share of the capital increase remains in the Corporate Center and serves to partially cover goodwill now allocated to this segment.

Another key change in the methodology involves the actual allocation ratios when eliminating local equity and when calculating equity allocations (eg Erste Bank Croatia).

The equity allocation process in segment reporting is carried out in a multi-level procedure and results in changes in the interest income for each segment.

- Elimination of local equity including interest income
- elimination of the allocation of funding costs for book value of the subsidiary (these will now be allocated to the Corporate Center)
- allocation of Group equity and the associated interest income according to the new approach described above.

In each case, the appropriate taxation treatment of the effect on the results is included in the process.

To facilitate comparability, Erste Bank Group will restate its results for fiscal year 2005 and the first three quarters of 2006. The appendix shows the restated figures for the first the first nine months of 2006. Detailed tables listing quarterly results and the changes in these figures can be found on the Erste Bank website www.erstebank.com/investorrelations.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at in the news section.

Appendix

I. GROUP INCOME STATEMENT (IFRS)

(restated)

In EUR million	1-9 06	1-9 05	Change
Net interest income	2,261.5	2,063.5	9.6%
Risk provisions for loans and advances	-331.2	-329.1	0.7%
Net commission income	1,036.5	921.9	12.4%
Net trading result	187.8	171.6	9.5%
General administrative expenses	-2,104.3	-1,986.6	5.9%
Income from insurance business	25.3	36.9	-31.3%
Other operating result	-86.3	-86.7	-0.5%
Income from financial assets - at fair value through profit or loss	0.5	25.0	-98.0%
Income from financial assets - available for sale	51.1	50.0	2.1%
Income from financial assets - held to maturity	5.3	1.3	>100.0%
Pre-tax profit	1,046.3	867.7	20.6%
Taxes on income	-235.6	-209.9	12.2%
Net profit before minority interests	810.7	657.8	23.2%
Minority interests	-155.3	-146.5	6.0%
Net profit after minorities	**655.4**	**511.3**	**28.2%**

II. GROUP BALANCE SHEET (IFRS)

(restated)

in EUR million	Sep 06	Dec 05	Change
ASSETS			
Cash and balances with central banks	2,355	2,728	-13.7%
Loans and advances to credit institutions	18,307	16,858	8.6%
Loans and advances to customers	87,230	80,419	8.5%
Risk provisions for loans and advances	-2,823	-2,817	0.2%
Trading assets	6,006	5,426	10.7%
Financial assets - at fair value through profit or loss	4,480	4,370	2.5%
Financial assets - available for sale	14,608	14,537	0.5%
Financial assets - held to maturity	16,295	15,122	7.8%
Investments of insurance companies	7,575	7,066	7.2%
Equity holdings in associates accounted for at equity	330	256	29.1%
Intangible assets	1,919	1,911	0.4%
Tangible assets	1,649	1,688	-2.3%
Tax receivables	127	264	-52.0%
Other assets	4,532	4,852	-6.6%
Total assets	**162,590**	**152,681**	**6.5%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts owed to credit institutions	34,135	33,911	0.7%
Amounts owed to customers	80,660	72,793	10.8%
Debts evidenced by certificates	18,603	21,291	-12.6%
Trading liabilities	491	1,304	-62.3%
Underwriting provisions	7,570	7,056	7.3%
Other provisions	1,503	1,493	0.7%
Tax liabilities	98	188	-47.7%
Other liabilities	4,904	3,975	23.4%
Subordinated capital	5,261	4,290	22.6%
Total equity	9,364	6,379	46.8%
Shareholders' equity	7,115	4,065	75.0%
Minority interests	2,249	2,314	-2.8%
Total liabilities and shareholders' equity	**162,590**	**152,681**	**6.5%**

amounted to SEK 1,803m (1,753) in the fourth quarter, an increase of 3%. Exchange rate fluctuations had a negative earnings impact of 1%.

CASH FLOW AND FINANCING

The operating cash surplus was SEK 14,123m, compared with SEK 13,113m in the previous year. Consolidated operating cash flow amounted to SEK 6,304m (7,471). Working capital increased during the year due to growth and implemented price increases. Current capital expenditures, net amounted to SEK 5,672m (4,859) which corresponds to 6% of net sales. The increase is partly a result of investments in conjunction with the efficiency programmes. Expenditures for the ongoing efficiency programmes are being made at a slightly faster rate than planned and amounted to SEK 1,329m during the year compared with SEK 972m in the previous year.

Cash flow from operations amounted to SEK 2,772m (4,362). Financial items rose by SEK 177m compared with the previous year and amounted to SEK 1,672m (1,495). The increase is due to higher interest rates. Tax payments were slightly higher than in the previous year and amounted to SEK 1,770m (1,629). This includes payment of additional tax in Germany of SEK 446m in the third quarter. Additional information is provided under the heading "Other" on page 7.

Net cash flow for the year was SEK -1,008m (-967). Strategic investments amounted to SEK 1,234m (2,594). These primarily relate to investments within the incontinence and tissue operations. The dividend totalled SEK 2,625m (2,478).

Net debt at year-end amounted to SEK 36,399m, a decrease of SEK 3,427m since the start of the year. A negative net cash flow of SEK 1,008m increased the net debt. Currency effects resulting from a strengthening of the Swedish krona reduced net debt by SEK 2,009m. Remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, had a combined positive effect of SEK 2,426m, most of which is attributable to pensions.

SHAREHOLDERS' EQUITY

Consolidated shareholders' equity increased during the year by SEK 1,853m to SEK 58,963m. Net profit for the period and the effects of remeasurements according to IAS 19 for pensions and IAS 39 for financial instruments, increased equity by SEK 5,467m and SEK 1,430m respectively. Dividends and currency effects had a negative impact on equity of SEK 2,625m and SEK 2,419m respectively.

KEY RATIOS

Return on capital employed amounted to 9% (2%) and return on equity to 9% (1%). The interest coverage ratio amounted to 5.1 (1.3). The debt/equity ratio amounted to 0.62 (0.70) while as visible equity/assets ratio amounted to 44% (42%).

PERSONNEL

At year-end, the average number of employees was almost 50,000 (51,000). While the number of employees in Europe decreased, the number of employees in China and Latin America increased.

EFFICIENCY ENHANCEMENT PROGRAMME

Additional savings from the ongoing efficiency programme affected earnings by SEK 80m in the fourth quarter. Additional savings for 2006 compared with 2005 for this program thus totalled SEK 665m and the annual rate in the fourth quarter amounted to SEK 1,100m. As previously announced, annual savings of SEK 1,550m will be achieved with full impact in 2008.

PERSONAL CARE

SCA strengthened its market positions within personal care during 2006. Sales increased in the European retail sector, with baby diapers, feminine hygiene products and incontinence products showing high growth rates. SCA's sales to retailers' brands in Europe developed well. SCA was able to raise prices for most products and markets, which compensates for higher raw material costs.

In Mexico and Central and South America, sales of feminine hygiene products and baby diapers increased and profitability strengthened. In Malaysia, SCA's sales of Drypers baby diapers rose sharply, while sales of personal care products in the markets in Australia and New Zealand were stable. Sales of

III. SEGMENT REPORTING ERSTE BANK-GROUP

Overview*

(restated)

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**
Net interest income	[illegible]	1,180.8	[illegible]	812.1	[illegible]	111.8	[illegible]	-41.3	[illegible]	2,063.5
Risk provisions	[illegible]	-267.4	[illegible]	-52.0	[illegible]	-9.7	[illegible]	0.0	[illegible]	-329.1
Net commission income	[illegible]	591.0	[illegible]	341.3	[illegible]	22.7	[illegible]	-33.1	[illegible]	921.9
Net trading result	[illegible]	91.4	[illegible]	79.7	[illegible]	0.0	[illegible]	0.5	[illegible]	171.6
General administrative expenses	[illegible]	-1,228.1	[illegible]	-718.4	[illegible]	-27.2	[illegible]	-12.9	[illegible]	-1,986.6
Income - insurance business	[illegible]	30.9	[illegible]	6.0	[illegible]	0.0	[illegible]	0.0	[illegible]	36.9
Other result	[illegible]	9.7	[illegible]	6.5	[illegible]	2.1	[illegible]	-28.7	[illegible]	-10.4
Pre-tax profit	[illegible]	408.4	[illegible]	475.2	[illegible]	99.8	[illegible]	-115.6	[illegible]	867.7
Taxes on income	[illegible]	-101.1	[illegible]	-109.8	[illegible]	-28.3	[illegible]	29.3	[illegible]	-209.9
Minority interests	[illegible]	-111.1	[illegible]	-19.2	[illegible]	0.0	[illegible]	-16.2	[illegible]	-146.5
Net profit after minorities	[illegible]	**196.1**	[illegible]	**346.2**	[illegible]	**71.4**	[illegible]	**-102.5**	[illegible]	**511.3**
Average risk-weighted assets	[illegible]	46,067.4	[illegible]	15,795.0	[illegible]	6,387.9	[illegible]	352.2	[illegible]	68,602.5
Average attributed equity	[illegible]	1,759.1	[illegible]	1,066.6	[illegible]	415.5	[illegible]	358.3	[illegible]	3,599.5
Cost/Income ratio	[illegible]	**64.8%**	[illegible]	**58.0%**	[illegible]	**20.2%**	[illegible]	nm	[illegible]	**62.2%**
ROE based on net profit	[illegible]	**14.9%**	[illegible]	**43.3%**	[illegible]	**22.9%**	[illegible]	**-57.2%**	[illegible]	**18.9%**
Funding costs	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Segment Austria*

(restated)

	Savings Banks		Retail & Mortgage		Large Corporates		Trading & IB	
In EUR million	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05
Net interest income	622.1	623.8	399.4	393.6	109.2	103.2	46.9	60.3
Risk provisions	-133.3	-145.0	-73.6	-79.8	-45.2	-42.6	0.0	0.0
Net commission income	275.8	252.0	249.9	234.6	68.7	53.6	68.1	50.9
Net trading result	16.7	12.6	7.8	7.4	2.6	1.0	71.7	70.4
General administrative expenses	-622.4	-620.3	-472.7	-473.2	-71.6	-64.2	-76.1	-70.3
Income - insurance business	0.0	0.0	15.7	30.9	0.0	0.0	0.0	0.0
Other result	6.7	3.4	-2.8	5.4	22.1	2.6	8.4	-1.8
Pre-tax profit	165.5	126.4	122.7	118.8	85.8	53.6	119.2	109.5
Taxes on income	-35.5	-32.7	-26.5	-27.5	-18.7	-12.7	-26.1	-28.3
Minority interests	-117.3	-87.9	-13.0	-16.5	-5.5	-6.7	0.0	0.0
Net profit after minorities	12.7	**5.8**	83.2	**74.8**	61.6	**34.3**	93.0	**81.2**
Average risk-weighted assets	25,525.5	23,685.4	13,135.4	12,109.6	7,684.2	6,585.0	3,179.3	3,687.4
Average attributed equity	263.6	237.3	876.7	815.6	501.6	430.4	246.6	275.9
Cost/income ratio	68.1%	**69.8%**	70.4%	**71.0%**	39.7%	**40.7%**	40.7%	**38.7%**
ROE based on net profit	6.4%	**3.2%**	12.6%	**12.2%**	16.4%	**10.6%**	50.3%	**39.3%**
Funding costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Segment Central and Eastern Europe (CEE)*

(restated)

	Czech Republic		Slovakia		Hungary		Croatia		Serbia	
in EUR million	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**	1-9 06	**1-9 05**
Net interest income	[illegible]	426.5	[illegible]	141.5	[illegible]	161.0	[illegible]	81.9	[illegible]	1.2
Risk provisions	[illegible]	-19.9	[illegible]	-9.0	[illegible]	-14.1	[illegible]	-8.3	[illegible]	-0.7
Net commission income	[illegible]	217.2	[illegible]	62.0	[illegible]	45.3	[illegible]	16.1	[illegible]	0.6
Net trading result	[illegible]	35.8	[illegible]	9.0	[illegible]	27.5	[illegible]	6.9	[illegible]	0
General administrative expenses	[illegible]	-408.1	[illegible]	-122.7	[illegible]	-133.6	[illegible]	-52.6	[illegible]	-1.4
Income - insurance business	[illegible]	6.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0
Other result	[illegible]	26.3	[illegible]	-5.8	[illegible]	-11.4	[illegible]	-2.5	[illegible]	-0.1
Pre-tax profit	[illegible]	283.8	[illegible]	75.1	[illegible]	74.7	[illegible]	41.5	[illegible]	0.1
Taxes on income	[illegible]	-74.9	[illegible]	-11.1	[illegible]	-15.7	[illegible]	-8.2	[illegible]	0.0
Minority interests	[illegible]	-6.4	[illegible]	0.2	[illegible]	-0.1	[illegible]	-12.9	[illegible]	0.0
Net profit after minorities	[illegible]	**202.6**	[illegible]	**64.2**	[illegible]	**58.9**	[illegible]	**20.4**	[illegible]	**0.0**
Average risk-weighted assets	[illegible]	8,868.5	[illegible]	2,290.5	[illegible]	2,348.4	[illegible]	2,175.7	[illegible]	111.9
Average attributed equity	[illegible]	625.2	[illegible]	168.9	[illegible]	177.0	[illegible]	89.4	[illegible]	6.1
Cost/income ratio	[illegible]	**59.5%**	[illegible]	**57.7%**	[illegible]	**57.1%**	[illegible]	**50.1%**	nm	**61.3%**
ROE based on net profit	[illegible]	**43.2%**	[illegible]	**50.7%**	[illegible]	**44.4%**	[illegible]	**30.5%**	nm	**0.9%**
Funding costs	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0	[illegible]	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

ERSTE BANK
ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313. BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	+43 (0)5 0100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **08.01.2007**

ERSTE BANK

INVESTOR INFORMATION

Vienna, 30 January 2007

Erste Bank Group restates income statement, balance sheet in line with revised IFRS guidelines ahead of full-year 2006 results

In its 2006 financial statements, Erste Bank will report according to revised IAS 19, improve the presentation of its balance sheet and income statement in preparation for IFRS 7, and adapt its segment reporting

REVISION TO IAS 19

According to revised IAS 19 (Employee Benefits), actuarial profits and losses can now be recognised in the balance sheet.[1]

Previously, Erste Bank Group's actuarial profits and losses were charged to the income statement under the corridor method. By adopting this standard they will now be recognised in the balance sheet.

The adjustments affect personnel costs in the income statement as well as provisions for social benefits (under the other liabilities heading) and total equity on the balance sheet. This revision also has a slightly positive effect on the cost/income ratio and on return on equity.

As a result of this adjustment and taking into account deferred taxes, total equity is reduced by EUR 82 million to EUR 9,364 million and by EUR 82 million to EUR 6,379 million as at 30 September 2006 and 31 December 2005, respectively.

Group net profit after taxes and minorities for the 9-months to 30 September 2066 will increase by EUR 6.1 million to EUR 655.4 million (up by EUR 2.5 million to EUR 511.3 million for three quarters 2005). The cost/income ratio for the third quarter of 2006 improves slightly, by 0.3 percentage points to 59.9% (31 December 2005: minus 0.1 percentage point to 61.7%). Return on equity, based on the revised group net profit, will be 13.3% for the first nine months of 2006 instead of 13.0% (31 December 2005: 19.5% instead of 19.0%).

PREPARATION FOR NEW IFRS 7

Furthermore, in its 2006 financial statements, Erste Bank Group is adapting its balance sheet and income statement for the first three quarters of 2006 and for fiscal year 2005 according to the new IFRS 7 (Financial Instruments: Disclosures), use of which is mandatory as of 1 January 2007. These measures, which in particular call for a more detailed balance sheet and income statement – without affecting the results – will improve transparency and comparability for the periods after 2007.

On the asset side of the balance sheet, the structural change mainly affects financial assets that are now reported in four line items according to their financial category:

- Financial assets – at fair value through profit or loss

[1] Actuarial profits and losses are created by deviations of actual values from the forecast calculation parameters – such as values that deviate from mortality tables.

- Financial assets – available for sale
- Financial assets – held to maturity and
- Investments by insurance companies.

In addition, two lines for the valued-at-equity businesses and tax receivables have been introduced.

On the liabilities side of the balance sheet, the structural change results in the introduction of separate positions for trading liabilities and underwriting provisions as well as tax liabilities.

The income statement has been expanded by three main line items, whose results were previously reported under Other Operating Income. These are the results from financial assets:

- Fair value through profit or loss
- Available for sale and
- Held to maturity

ADAPTION OF SEGMENT REPORTING

As announced at the 2006 Capital Markets Day in Bucharest, BCR will be consolidated as of the fourth quarter 2006. It will also present a new equity allocation in segment reporting as one of the first improvements implemented by the Group Performance Model (GPM) project

The main reasons for the change in equity allocation are:

- The current method allocates the available equity equally to all segments, based primarily on the development of risk-weighted assets (according to "Basel I"). The new equity allocation, however, reflects the actual equity requirements for the credit risk, market risk and operational risk of each segment.
- It will significantly optimise the steering of the Group in terms of the equity – risk – return trade-off, since this new method is based predominantly on the distribution of economic capital and thus goes a long way towards meeting the requirements of Basel II.
- This change in methodology – which also eliminates the effects of locally available equity and effects from the acquisition of subsidiaries (funding costs) from the respective segments – substantially improves the comparability of income trends in the individual segments and enhances transparency.

The most significant change in the new equity allocation is the additional inclusion of operational and market risk in calculating the equity requirement for each segment. According to the previous approach, Erste Bank Group's entire equity was distributed to segments solely on the basis of their assigned risk-weighted assets (credit risk). The new equity allocation approach no longer allocates all the equity available to the Group. Instead, equity allocation to businesses of Erste Bank Group included in the Group accounts follows three main parameters:

- equity requirement for operational risk on the basis of costs,
- equity requirement for credit risk on the basis of risk-weighted assets, and
- equity requirement for market risk, largely on the basis of the appropriate value-at-risk calculations.

This approach takes into account the correlation effects between the risk categories. The difference between the entire amount of equity available and that allocated to the business segments is assigned to the Corporate Center.

One consequence is that the January 2006 capital increase will be neither allocated solely to the Romania segment nor distributed evenly among all the segments, but will be allocated according to the defined equity requirement. In this way, a considerable share of the capital increase remains in the Corporate Center and serves to partially cover goodwill now allocated to this segment.

Another key change in the methodology involves the actual allocation ratios when eliminating local equity and when calculating equity allocations (eg Erste Bank Croatia).

The equity allocation process in segment reporting is carried out in a multi-level procedure and results in changes in the interest income for each segment.

- Elimination of local equity including interest income
- elimination of the allocation of funding costs for book value of the subsidiary (these will now be allocated to the Corporate Center)
- allocation of Group equity and the associated interest income according to the new approach described above.

In each case, the appropriate taxation treatment of the effect on the results is included in the process.

To facilitate comparability, Erste Bank Group will restate its results for fiscal year 2005 and the first three quarters of 2006. The appendix shows the restated figures for the first the first nine months of 2006. Detailed tables listing quarterly results and the changes in these figures can be found on the Erste Bank website www.erstebank.com/investorrelations.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at

This release is also available on our website at in the news section.

Appendix

I. GROUP INCOME STATEMENT (IFRS)

(restated)

in EUR million	1-9 06	1-9 05	Change
Net interest income	2,261.5	2,063.5	9.6%
Risk provisions for loans and advances	-331.2	-329.1	0.7%
Net commission income	1,036.5	921.9	12.4%
Net trading result	187.8	171.6	9.5%
General administrative expenses	-2,104.3	-1,986.6	5.9%
Income from insurance business	25.3	36.9	-31.3%
Other operating result	-86.3	-86.7	-0.5%
Income from financial assets - at fair value through profit or loss	0.5	25.0	-98.0%
Income from financial assets - available for sale	51.1	50.0	2.1%
Income from financial assets - held to maturity	5.3	1.3	>100.0%
Pre-tax profit	1,046.3	867.7	20.6%
Taxes on income	-235.6	-209.9	12.2%
Net profit before minority interests	810.7	657.8	23.2%
Minority interests	-155.3	-146.5	6.0%
Net profit after minorities	**655.4**	**511.3**	**28.2%**

II. GROUP BALANCE SHEET (IFRS)

(restated)

in EUR million	Sep 06	Dec 05	Change
ASSETS			
Cash and balances with central banks	2,355	2,728	-13.7%
Loans and advances to credit institutions	18,307	16,858	8.6%
Loans and advances to customers	87,230	80,419	8.5%
Risk provisions for loans and advances	-2,823	-2,817	0.2%
Trading assets	6,006	5,426	10.7%
Financial assets - at fair value through profit or loss	4,480	4,370	2.5%
Financial assets - available for sale	14,608	14,537	0.5%
Financial assets - held to maturity	16,295	15,122	7.8%
Investments of insurance companies	7,575	7,066	7.2%
Equity holdings in associates accounted for at equity	330	256	29.1%
Intangible assets	1,919	1,911	0.4%
Tangible assets	1,649	1,688	-2.3%
Tax receivables	127	264	-52.0%
Other assets	4,532	4,852	-6.6%
Total assets	**162,590**	**152,681**	**6.5%**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Amounts owed to credit institutions	34,135	33,911	0.7%
Amounts owed to customers	80,660	72,793	10.8%
Debts evidenced by certificates	18,603	21,291	-12.6%
Trading liabilities	491	1,304	-62.3%
Underwriting provisions	7,570	7,056	7.3%
Other provisions	1,503	1,493	0.7%
Tax liabilities	98	188	-47.7%
Other liabilities	4,904	3,975	23.4%
Subordinated capital	5,261	4,290	22.6%
Total equity	9,364	6,379	46.8%
Shareholders' equity	7,115	4,065	75.0%
Minority interests	2,249	2,314	-2.8%
Total liabilities and shareholders' equity	**162,590**	**152,681**	**6.5%**

III. SEGMENT REPORTING ERSTE BANK-GROUP

Overview*

(restated)

	Austria		CEE		Int'l Business		Corp. Center		Total	
in EUR million	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05
Net interest income	1,177.7	1,180.8	947.5	812.1	109.6	111.8	28.7	-41.3	2,261.5	2,063.5
Risk provisions	-252.1	-267.4	-79.2	-52.0	0.2	-9.7	0.0	0.0	-331.2	-329.1
Net commission income	661.5	591.0	379.8	341.3	25.1	22.7	-30.0	-33.1	1,036.5	921.9
Net trading result	98.8	91.4	88.9	79.7	0.0	0.0	0.1	0.5	187.8	171.6
General administrative expenses	-1,242.7	-1,228.1	-804.3	-718.4	-25.2	-27.2	-32.1	-12.9	-2,104.3	-1,986.6
Income - insurance business	15.7	30.9	9.6	6.0	0.0	0.0	0.0	0.0	26.3	38.9
Other result	34.4	9.7	-23.7	6.5	9.9	2.1	-49.9	-28.7	-29.4	-10.4
Pre-tax profit	493.2	408.4	518.6	475.2	119.7	99.8	-85.3	-115.6	1,046.3	867.7
Taxes on income	-106.9	-101.1	-123.4	-109.8	-31.4	-28.3	26.0	29.3	-235.6	-209.9
Minority interests	-135.9	-111.1	-21.6	-19.2	0.0	0.0	2.1	-16.2	-155.3	-146.5
Net profit after minorities	**250.5**	**196.1**	**373.6**	**346.2**	**88.3**	**71.4**	**-57.1**	**-102.5**	**655.4**	**511.3**
Average risk-weighted assets	49,524.4	46,067.4	21,394.8	15,795.0	7,704.8	6,387.9	347.8	352.2	78,971.8	68,602.5
Average attributed equity	1,888.5	1,759.1	1,416.3	1,066.6	501.0	415.5	2,778.1	358.3	6,584.0	3,599.5
Cost/income ratio	**63.6%**	**64.8%**	**56.4%**	**58.0%**	**18.7%**	**20.2%**	**nm**	**nm**	**59.9%**	**62.2%**
ROE based on net profit	**17.7%**	**14.9%**	**35.2%**	**43.3%**	**23.5%**	**22.9%**	**-2.7%**	**-57.2%**	**13.3%**	**18.9%**
Funding costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Segment Austria*

(restated)

	Savings Banks		Retail & Mortgage		Large Corporates		Trading & IB	
In EUR million	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05
Net interest income	622.1	623.8	399.4	393.6	109.2	103.2	46.9	60.3
Risk provisions	-133.3	-145.0	-73.6	-79.8	-45.2	-42.6	0.0	0.0
Net commission income	275.8	252.0	248.9	234.6	68.7	53.6	68.1	50.9
Net trading result	16.7	12.6	7.8	7.4	2.8	1.0	71.7	70.4
General administrative expenses	-622.4	-620.3	-472.7	-473.2	-71.6	-64.2	-76.1	-70.3
Income - insurance business	0.0	0.0	15.7	30.9	0.0	0.0	0.0	0.0
Other result	6.7	3.4	-2.8	5.4	22.1	2.6	8.4	-1.8
Pre-tax profit	165.5	126.4	122.7	118.8	85.8	53.6	119.2	109.5
Taxes on income	-35.5	-32.7	-26.5	-27.5	-18.7	-12.7	-26.1	-28.3
Minority interests	-117.3	-87.9	-13.0	-16.5	-5.5	-6.7	0.0	0.0
Net profit after minorities	12.7	5.8	83.2	74.8	61.6	34.3	93.0	81.2
Average risk-weighted assets	25,525.5	23,685.4	13,135.4	12,109.6	7,684.2	6,585.0	3,179.3	3,687.4
Average attributed equity	263.6	237.3	876.7	815.6	501.6	430.4	246.6	275.9
Cost/income ratio	68.1%	69.8%	70.4%	71.0%	39.7%	40.7%	40.7%	38.7%
ROE based on net profit	6.4%	3.2%	12.6%	12.2%	16.4%	10.6%	50.3%	39.3%
Funding costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.

Segment Central and Eastern Europe (CEE)*

(restated)

	Czech Republic		Slovakia		Hungary		Croatia		Serbia	
In EUR million	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05	1-9 06	1-9 05
Net interest income	515.7	426.5	166.4	141.5	179.6	161.0	80.4	81.9	5.5	1.2
Risk provisions	-32.5	-19.9	-9.6	-9.0	-25.2	-14.1	-10.3	-8.3	-1.6	-0.7
Net commission income	237.0	217.2	61.1	62.0	58.1	45.3	20.9	16.1	2.7	0.6
Net trading result	38.6	35.8	15.2	9.0	22.1	27.5	13.6	6.9	-0.6	0
General administrative expenses	-443.0	-408.1	-137.5	-122.7	-141.3	-133.6	-61.1	-52.6	-20.5	-1.4
Income - Insurance business	9.6	8.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other result	-5.4	26.3	-3.2	-5.8	-14.5	-11.4	-0.6	-2.5	-0.1	-0.1
Pre-tax profit	319.2	283.8	92.5	75.1	78.7	74.7	42.9	41.5	-14.7	0.1
Taxes on income	-79.0	-74.9	-18.2	-11.1	-17.6	-15.7	-8.6	-8.2	0.0	0.0
Minority interests	-8.9	-6.4	-0.1	0.2	-0.2	-0.1	-12.6	-12.9	0.1	0.0
Net profit after minorities	**231.4**	**202.6**	**74.2**	**64.2**	**60.9**	**58.9**	**21.8**	**20.4**	**-14.6**	**0.0**
Average risk-weighted assets	11,245.8	8,868.5	3,244.2	2,290.5	3,794.4	2,348.4	2,955.4	2,175.7	154.8	111.9
Average attributed equity	773.5	625.2	231.7	168.9	262.5	177.0	132.6	89.4	15.9	6.1
Cost/income ratio	**55.4%**	**58.5%**	**56.6%**	**57.7%**	**54.4%**	**57.1%**	**53.2%**	**50.1%**	**nm**	**61.3%**
ROE based on net profit	**39.9%**	**43.2%**	**42.7%**	**50.7%**	**30.9%**	**44.4%**	**21.9%**	**30.5%**	**nm**	**0.9%**
Funding costs	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

*) The "Other result" line item includes the following P&L positions: other operating result, income from financial assets - at fair value through profit or loss, income from financial assets - available for sale, income from financial assets - held to maturity.